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10032951

8-66139

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

DEC 30 2010

Washington, DC 110

SEC FILE NUMBER
8- [illegible]

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2009 (MM/DD/YY) AND ENDING 09/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Numis Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Madison Avenue, Suite 4100
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Rego (212) 277-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RD 2/16

OATH OR AFFIRMATION

I, Nicholas Rego, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Numis Securities, Inc., as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires March 3, 2014

Veronica D. [signature] 12/29/10
Notary Public

[signature]
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



To the Stockholder and
Board of Directors of Numis Securities, Inc.:

In planning and performing our audit of the financial statements of Numis Securities, Inc. (the "Company") as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Determining compliance with the exemptive provisions of Rule 15c3-3. Nothing came to our attention that would lead us to believe that the condition leading to such exemption was not present throughout the period of the audit.

Because the Company conducts business in accordance with the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3, we did not review the practices and procedures followed by the Company for the following:

1. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

Nothing came to our attention that would lead us to believe that the condition leading to such exemption was not present throughout the period of the audit.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

December 21, 2010



Report of Independent Accountants

To the Stockholder and Board of Directors of
Numis Securities, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Numis Securities, Inc. for the year ended September 30, 2010, which were agreed to by Numis Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Numis Securities, Inc's compliance with the applicable instructions of Form SIPC-7 during the year ended September 30, 2010. Management is responsible for Numis Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed (see attached SIPC-6 General Assessment Payment Form dated June 7, 2010 and SIPC-7 General Assessment Reconciliation dated October 19, 2010) and our findings are as follows:

1. *Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:* the initial payment of $10,006 paid on June 2010, covering the period from October 1, 2009 to March 31, 2010 agreed to the SIPC assessment, the G/L and the payment support (check number 1913). The subsequent payment of $11,033, covering the period from April 1, 2010 to September 30, 2010 agreed to the G/L and to the payment support (check number 2010). All supporting documents were obtained from Nicholas Rego, CFO. No exceptions noted.
2. Compared the Total Revenue amount reported on 4030 of the audited Form X-17A-5 for each quarter for the year ended September 30, 2010 with the Total revenue amount of $8,375,899 reported on page 2, item 2a of Form SIPC-7 for the year ended September 30, 2010. PwC noted that the total revenue amount to be reported on FORM SIPC-7 was equal to $8,381,529. This resulted in a difference of $5,630.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared deductions on line 3, commissions, of $38,679, to trial balance account 5053 - Clearance expenses. PwC noted that the total trial balance account 5053 - Clearance expenses was equal to $38,454. This resulted in a difference of $225.
   b. Compared deductions on line 9, total interest and dividend expense, of $3,639, to trial balance accounts 5055 - DK interest expense and 5075 - interest expense. PwC noted that the total trial balance accounts 5055 - DK interest expense and 5075 - interest expense was equal to $5,478. This resulted in a difference of $1,839.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $8,333,806 and $20,835 of the Form SIPC-7. PwC noted that the recalculated SIPC Net Operating Revenues was $8,337,597 resulting in a difference of $3,791. PwC also noted that the recalculated General Assessment @ .0025 was $20,844 resulting in a difference of $9.
   b. Recalculated the mathematical accuracy of the total SIPC deductions and corresponding workpapers. PwC noted that the total deductions were equal to $43,932 resulting in a difference of $1,838.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Numis Securities Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
December 22, 2010

SIPC-6 (31-REV 3/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

SIPC-6 (31-REV 3/10)

For the first half of the fiscal year ending ____________, 20__

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066139 FINRA SEP
NUMIS SECURITIES INC
275 MADISON AVE STE 4100
NEW YORK NY 10016-1101

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

STEVE ROBERTS 212-277-7311

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2 but not less than $150 minimum) $ 9,802

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable ( )

2. Assessment balance due 9,802

B. Interest computed on late payment (see instruction E) for 38 days at 20% per annum 204

C. Total assessment and interest due $ 10,006

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ 10,006

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NUMIS SECURITIES INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CHIEF FINANCIAL OFFICER
(Title)

Dated the 7TH day of JUNE, 20 10

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10 / 1, 20 ~~10~~ 09
and ending 3 / 31, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,949,808

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 28,289

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ 907

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ —

Enter the greater of line (i) or (ii) 907

Total deductions 29,196

2d. SIPC Net Operating Revenues $ 3,920,612

2e. General Assessment @ .0025 $ 9,802

(to page 1 but not less than $150 minimum)

1913

NUMIS SECURITIES INC.
275 MADISON AVENUE SUITE 4100
NEW YORK, NY 10016

$\frac{5136}{211}$ 531

DATE June 7, 2010

PAY TO THE ORDER OF SIPC

$ 10,006.00

Ten thousand and six dollars ——— DOLLARS




CHASE

JPMorgan Chase Bank, N.A.
Greenwich, Connecticut 06830
www.Chase.com

FOR HALFYEAR ASSESSMENT



⑈001913⑈ ⑆021100361⑆ 726031800⑈

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

WORKING COPY

For the fiscal year ended ____________, 20__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 20,835

B. Less payment made with SIPC-6 filed (exclude interest) (9,802)

6/7/2010
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 11,033

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 11,033

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 11,033

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of______________, 20____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ________ Received ________ Reviewed ________

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20__
and ending ________, 20__
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,375,899
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	38,679
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3,639.	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ________	
Enter the greater of line (i) or (ii)	3,639
Total deductions	42,094
2d. SIPC Net Operating Revenues	$ 8,333,806
2e. General Assessment @ .0025	$ 20,835

(to page 1, line 2.A.)

NUMIS SECURITIES I
275 Madison Avenue Suite 4100
New York, NY 10016

JPMor Chase Bank, N.A.
Greenw. Connecticut 06830
www.Chase.com
51-36/211

2010

10/19/2010

PAY TO THE ORDER OF SIPC $**11,033.00

Eleven Thousand Thirty-Three and 00/100** DOLLARS

SIPC

MEMO

SIPC-7 for Fiscal Year Ended 09-30-2010

⑈002010⑈ ⑆021100361⑆ 726031800⑈

NUMIS SECURITIES INC. 2010

SIPC 10/19/2010

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
10/19/2010	Bill	SIPC-7 @ 09-30-10	11,033.00	11,033.00		11,033.00
					Check Amount	11,033.00

Checking Account - JP Mor SIPC-7 for Fiscal Year Ended 09-30-2010 11,033.00

NUMIS SECURITIES INC. 2010

SIPC 10/19/2010

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
10/19/2010	Bill	SIPC-7 @ 09-30-10	11,033.00	11,033.00		11,033.00
					Check Amount	11,033.00

Checking Account - JP Mor SIPC-7 for Fiscal Year Ended 09-30-2010 11,033.00

NUMIS SECURITIES, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2010

NUMIS SECURITIES, INC.
INDEX
SEPTEMBER 30, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder and Board of Directors of
Numis Securities, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Numis Securities, Inc. (the "Company") at September 30, 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP

December 21, 2010

NUMIS SECURITIES, INC
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2010

Assets	
Cash and cash equivalents	$ 8,277,726
Receivables from customers and deposits with broker	544,194
Net receivable for unsettled regular-way trades	106,713
Fixed assets, net of accumulated depreciation	598,045
Security deposit	561,329
Other	83,683
Total assets	$ 10,171,690
Liabilities and stockholder's equity	
Liabilities	
Payable to parent	$ 2,442,228
Accounts payable and accrued expenses	1,062,725
Total liabilities	3,504,953
(Commitments & Contingencies - See Footnote 4)	
Stockholder's equity	
Common Stock $1.00 par value; 100 shares authorized, issued and outstanding	100
Additional paid-in capital	11,258,441
Accumulated deficit	(4,591,804)
Total stockholder's equity	6,666,737
Total liabilities and stockholder's equity	$ 10,171,690

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES, INC
STATEMENT OF OPERATIONS
FISCAL YEAR ENDED SEPTEMBER 30, 2010

Revenues		
Commissions	$	7,567,584
		809,072
Foreign currency exchange gain, net		5,524
Other		7,764
Total revenues		8,389,944
Expenses		
Employee compensation		4,039,219
Intercompany service fee		3,733,431
Professional fees		392,591
Occupancy		577,190
Travel and entertainment		278,186
Information services		228,858
Depreciation		163,393
Communication services		281,166
Other		89,494
Clearance fees		40,100
Total expenses		9,823,628
Net Loss before taxes		(1,433,684)
State Income Taxes		3,052
Local Income Taxes		7,500
Net loss	$	(1,444,236)

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FISCAL YEAR ENDED SEPTEMBER 30, 2010

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, beginning of year	100	$ 8,563,409	$ (3,147,568)	$ 5,415,941
Capital contributions	-	2,695,032	-	2,695,032
Net loss	-	-	(1,444,236)	(1,444,236)
Balance, end of year	100	$ 11,258,441	$ (4,591,804)	$ 6,666,737

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES, INC
STATEMENT OF CASH FLOWS
FISCAL YEAR ENDED SEPTEMBER 30, 2010

Cash flows from operating activities		
Net loss	$	(1,444,236)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		163,393
Foreign currency exchange gain		(5,524)
Share based compensation arrangements expenses for the year		1,152,463
Decrease/(increase) in operating assets		
Receivables from customers and deposits with broker		489,877
Net receivable for unsettled regular-way trades		(4,220)
Security deposit and other expense		198,637
Increase/(decrease) in operating liabilities		
Payable to parent		2,320,342
Accounts payable and accrued expenses		(72,306)
Net cash provided by operating activities		2,798,426
Cash flows from investing activities		
Purchases of fixed assets		(12,124)
Cash used by investing activities		(12,124)
Net increase in cash		2,786,302
Cash and cash equivalents		
Beginning of year	$	5,491,424
End of year	$	8,277,726
Supplemental disclosures of cash flow information	$	1,839
Cash paid for interest	$	178,000
Income tax refund received		
Supplemental disclosure of non cash financing activities		
Capital Infusion	$	2,695,032

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FISCAL YEAR ENDED SEPTEMBER 30, 2010

Note 1 - Description of Business:

Numis Securities, Inc. (the "Company"), a Delaware corporation incorporated on October 17, 2003, is a wholly owned subsidiary of Numis Securities Limited ("the Parent"). The Company commenced its operations on October 23, 2003, and received its license from the Securities and Exchange Commission (the "SEC") on February 18, 2004. The Parent is in the investment banking and institutional stock-brokerage business, and is a wholly owned trading subsidiary of Numis Corporation Plc ("Plc"). Plc is a listed United Kingdom stock company traded on the Alternative Investments Market of the London Stock Exchange ("LSE").

The Company is a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was established to provide securities brokerage services to United States customers trading in United Kingdom securities. The Company self-clears its United Kingdom and Irish listed securities. Other securities are cleared through a separate clearing broker, Pershing LLC ("Pershing").

Note 2 - Significant Accounting Policies:

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments and certificates of deposit to be cash equivalents. Cash and cash equivalents consist of unrestricted cash balances held with two major financial institutions and cash equivalents of $63,122, in the form of a 6 month certificate of deposit, held with another major financial institution. As of September 30, 2010, the cash held at bank exceeded the Federal Deposit Insurance Company (FDIC) insurance limits.

Fixed Assets

Fixed assets consist of office equipment, furniture, technology equipment, and leasehold improvements stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the shorter of the lease or the useful lives of the assets. Estimated useful lives are three years for office equipment and technology equipment, and seven years for furniture. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the useful life and the lease term.

Receivables from customers and deposits with Broker

Receivables from customers and deposits with broker represent payments receivable from customers for research services provided by the Company and cash balances on deposit with, and commissions and interest receivable from, the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to pay the balance reflected on the statement of financial condition, however, the Company does not anticipate non- performance by this counterparty. The carrying value approximates the fair value as the balance is short- term and bears interest at prevailing short- term interest rates.

Note 2 - Significant Accounting Policies (Cont'd):

Commissions

Commission revenues and related expenses are recorded on a trade-date basis as securities transactions occur.

Research Income

In addition to brokerage commissions, the Company earns compensation in the form of direct payment for research and other brokerage services. Revenue is recognized when earned and the amount is determinable based upon information provided by the customer.

Foreign Currency Transactions

The Company's reporting and functional currency is the U.S. dollar. Certain of the Company's revenues earned and expenses incurred are denominated and settled in foreign currencies.

The Company's assets and liabilities denominated in a foreign currency are translated using exchange rates at the end of the year. Revenues and expenses are translated at average month rates for the year. The impact of foreign currency gains and losses on assets and liabilities is included as a component in the statement of operations.

Income Taxes

The Company accounts for income taxes in accordance with current accounting standards. Deferred tax assets and liabilities are provided using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to amounts that more likely than not will not be realized.

The Company accounts for certain uncertainties in the accounting for income taxes utilizing a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Use of Estimates and Indemnifications

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the period. These estimates and assumptions are based on judgment and available information, and, consequently, results could be materially different from these estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

NUMIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FISCAL YEAR ENDED SEPTEMBER 30, 2010

Note 2 - Significant Accounting Policies (Cont'd):

Share-Based Compensation

Certain employees of the Company are permitted to participate in Plc's Restricted Stock Plans for Employees of Numis Securities Inc. ("the plans"). The plans are accounted for in accordance with current accounting for share-based payments which require companies to recognize an expense for stock-based compensation in the statement of operations. The Company has recorded compensation expense on a straight-line basis over the vesting period of the awards. The resulting liability as of September 30, 2010, and for all future years, is treated as additional paid in capital.

Note 3 - Fixed Assets:

As of September 30, 2010, fixed assets consist of the following:

Furniture, fixtures and leasehold improvements	$ 750,714
Technology equipment	350,617
	1,101,331
Accumulated depreciation	(503,286)
Fixed assets, net	$ 598,045

Note 4 - Commitments and Contingencies:

The Company is obligated under a noncancelable lease for office space which expires on July 31, 2018. The lease is subject to escalation based on certain costs incurred by the landlord. Occupancy expense for the year ended September 30, 2010 was $577,190 and is included in the statement of operations.

Minimum future annual rental commitments under the operating lease are as follows:

Year Ending	
September 30, 2011	553,715
September 30, 2012	575,198
September 30, 2013	585,827
September 30, 2014	596,723
Thereafter	2,462,308
	$ 4,773,771

Note 5 - Related Party Transactions:

In the course of its business, the Company acts as agent for the Parent's clients. In return for these services the Company receives commission revenues from the Parent in accordance with terms of the allocation methodology established in the July 2004 Transfer Pricing Agreement, as amended in November 2007. The allocation is primarily linked to the level of work performed by the Company. For the fiscal year ended September 30, 2010, $1,259,948 of commissions were earned under this agreement, which is included in commissions in the statement of operations.

The Parent receives a service fee for each transaction that is booked by the Company based on the Parent's detailed cost analysis on services performed. For the year ended September 30, 2010, the intercompany service fee expense under such agreement was $3,733,431, which is included in the statement of operations.

At September 30, 2010, the Parent made a non-cash contribution of $2,695,032, related to the forgiveness of the payable of the same amount. In addition, future monthly accruals of restricted stock plan compensation otherwise due to the parent will also be contributed as capital.

As of September 30, 2010 the Company has a payable balance to the Parent of $2,442,228 in relation to these related party transactions.

Note 6 - Clearing Fee Agreement:

The Company has an agreement with its clearing broker, Pershing. As part of the agreement, the Company maintains a deposit account with the clearing broker and is subject to certain termination fees in the event the agreement is terminated by either party without cause upon ninety days prior notice. The termination fee is defined in the agreement as a reasonable and determinable amount agreed upon by both parties. The Company does not intend to terminate the agreement during this period and as such has not recognized any liability or expense related thereto.

Note 7 - Income Taxes:

The Company files a Federal, New York State and New York City tax return.

The deferred tax assets are comprised of the following:

Deferred	
Federal	$ 1,134,574
State and local	752,993
	1,887,567
Less: Valuation allowance	(1,887,567)
	$ -

The effective tax rate differs from the statutory federal tax rate primarily due to the valuation allowance on the deferred tax. The company also has available to it net operating loss carryforwards, amounting to approximately $1,586,000 for federal purpose, approximately $2,079,000 for state purposes and approximately $2,035,000 for local purposes.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. At September 30, 2010, the Company has recorded a deferred tax asset of $1,887,567. A valuation allowance is recognized against deferred tax assets if it is more likely than not such asset will not be realized in future years. Accordingly, a valuation allowance of $1,887,567 has been recorded against the deferred tax asset. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income. Due to the difficulty in assessing the level of future taxable gains against which the deferred tax assets could be utilized, a valuation allowance for the full amount of the deferred tax asset has been recorded. The Company had no tax liability for uncertain tax positions as of September 30, 2010. In addition, current market conditions could adversely affect income.

Despite the net operating loss, the Company is subject to state and city taxes based on capital. At September 30, 2010, the Company has recognized $3,052 of state and $7,500 of city capital taxes.

Note 8 - Restricted Stock Plan:

a) Details of restricted stock plans

During the year ended September 30, 2006 the Company had approved a plan (USRSP #1) under which selected employees were awarded a share purchase option to buy Numis Corporation stock on the LSE.

During the year ended September 30, 2008 the Company approved and made further awards pursuant to two additional plans USRSP #2 and USRSU #1.

The terms of the USRSP #2 plan are similar to the USRSP #1 plan: if the purchase option is exercised within the allotted exercise period, the shares are purchased at the price set on the grant date and the employee is allocated a like number of matching shares at no further cost to the employee. Both matching shares and the purchased shares are then subject to vesting periods. For USRSP #1, this vesting period is five years; for USRSP #2, there is a graded vesting schedule with 33.33% of the shares awarded vesting on each of the third, fourth and fifth anniversaries of the relevant share purchase date. For both plans unvested matching shares are forfeited in the event of voluntary termination or termination for cause. If a participant's termination occurs as a result of involuntary termination of employment, then an earned portion of the shares previously awarded to that participant shall become vested; and the unearned portion shall be forfeited. Under the terms of both plans, employees may finance the purchase of shares with a loan from Numis Corporation with repayments, including interest, made over the vesting period. In the event of non-payment of the loan, matching shares and the purchased shares that relate to any unpaid loan balance are forfeited. Dividends that would otherwise be earned on the matching shares under both plans are credited to the recipients' balance of matching shares in the form of dividend equivalent units (DEUs) as dividends fall due.

The USRSU #1 plan differs from the USRSP #1 and USRSP #2 plans; in that shares are awarded to employees in the form of restricted stock units, that will vest over a three year graded vesting schedule provided that the employee remains employed with the Company. There is no requirement to purchase shares and consequently no matching shares. The awards under the USRSU #1 plan do not qualify for DEUs.

b) Awards during the current fiscal year

USRSP #1

There were 181,465 matching shares outstanding at the beginning of the current fiscal year that had been awarded under USRSP #1, with a weighted average price of $4.93. No further awards were made under this plan, however an additional 11,912 matched units were allotted to participants in lieu of dividends on their matching shares (DEUs), with a weighted average price of $2.32. As of September 30, 2010 there were 193,377 matching shares outstanding with a weighted average exercise price of $4.77.

Compensation expense related to the USRSP #1 plan amounted to $164,353 for the year ended September 30, 2010, which is included in the statement of income. As of September 30, 2010 there was $203,729 of total unrecognized compensation cost related to non-vested matching shares granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.05 years.

Note 8 - Restricted Stock Plan (Cont'd):

USRSP #2

There were 1,112,918 matching shares outstanding at the beginning of the current fiscal year that had been awarded under USRSP #2, with a weighted average price of $3.37. An additional 73,073 matched units were allotted to participants in lieu of dividends on their matching shares (DEUs), with a weighted average price of $2.32. No shares that had been awarded under the USRSP #2 vested during the fiscal year. In March 2010, 125,000 matching shares were awarded and issued with a weighted average exercise price of $2.37. As of September 30, 2010 there were 1,310,991 matching shares outstanding with a weighted average exercise price of $3.21.

Compensation expense related to the USRSP #2 plan amounted to $867,633 for the year ended September 30, 2010, which is included in the statement of income. As of September 30, 2010 there was $1,980,948 of total unrecognized compensation cost related to non-vested matching shares granted under the Plan. That cost is expected to be recognized over a weighted average period of 2.24 years.

USRSU #1

There were 298,458 restricted share units outstanding at the beginning of the current fiscal year that had been awarded under USRSU #1, with a weighted average price of $2.03. In August 2010, 17,569 restricted share units were offered and issued with a weighted average exercise price of $1.89.

In March 2010, the first tranche of the restricted share units that had been issued in March 2009 became vested. This resulted in 68,177 restricted share units with a weighted average exercise price of $1.60 become vested.

Furthermore in July 2010, the second tranche of the restricted share units that had been issued in July 2008 became vested. Consequently 21,964 restricted share units, with a weighted average exercise price of $2.34 became vested. A further 51,927 unearned restricted share units that had been awarded under the USRSU #1, with a weighted average exercise price of $3.08 were forfeited. As of September 30, 2010 there were 173,961 restricted share units outstanding with a weighted average exercise price of $1.75.

Compensation expense related to the USRSU #1 plan amounted to $126,699 for the year ended September 30, 2010, which is included in the statement of income. As of September 30, 2010 there was $129,470 of total unrecognized compensation cost related to non-vested restricted share units granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.30 years.

Note 9 - 401(K) Profit Sharing Plan:

The Company maintains a 401(k) profit sharing plan ("Plan") for the benefit of all eligible employees who meet certain plan requirements. Under the Plan, the Company is required to make a 3% "safe harbor" to all eligible employees who have completed three months of service. Vesting in the 3% Company contribution is immediate. The Company may also elect to make a discretionary profit sharing contribution to the plan regardless of the amount of service completed by the employee during the year. Vesting in such profit sharing contributions is 20% after two years plus an additional 20% per year thereafter. The expense associated with this Plan for the year ended September 30, 2010 was $63,787.

NUMIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FISCAL YEAR ENDED SEPTEMBER 30, 2010

Note 10 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the Company to maintain minimum adjusted net capital equivalent to the greater of $250,000 or 6-2/3/% of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. September 30, 2010, the Company had net capital of $5,400,846, which exceeded the amount required by $5,150,846. The ratio of aggregate indebtedness to net capital was .56 to 1. The Company is exempt from the provision of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of this rule.

Note 11 - Subsequent Events:

Subsequent events have been evaluated through December 21, 2010, which is also the date that the financial statements were available to be issued.

NUMIS SECURITIES, INC
COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2010

Schedule I

Computation of net capital

Total stockholder's equity		$ 6,666,737
Discretionary bonus accrual		471,000
Nonallowable assets		
Research fees receivable	(160,409)	
Fixed assets, net of accumulated depreciation	(598,045)	
Security deposit and other	(645,012)	
Total nonallowable assets		(1,403,466)
Net capital before haircuts on foreign currency		5,734,271
Haircuts on foreign currency		(333,425)
Net capital		$ 5,400,846
Aggregated indebtedness		
Items included in the statement of financial condition		
Accounts payable and accrued expenses		$ 3,033,953
Total aggregate indebtedness		3,033,953
Computation of basic net capital requirement		
Minimum net capital required (the greater $ 250,000 or 6-2/3% of aggregate indebtedness)		250,000
Excess net capital		$ 5,150,846
Ratio: Aggregate indebtedness to net capital		.56 to 1

Reconciliation of Net Capital with Company's computation on the initial Part II of Form X-17A-5 as of September 30, 2010

	Stockholder's Equity	Net Capital
As reported (unaudited)	$ 7,137,737	$ 5,400,846
Adjustments to the initial filing:		
Discretionary bonus accrual	(471,000)	-
Additional capital contribution	165,431	
Decrease in foreign currency gain	(165,431)	-
Total changes from initial filing	(471,000)	-
As restated	$ 6,666,737	$ 5,400,846

NUMIS SECURITIES, INC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS
SEPTEMBER 30, 2010

Schedule II

The company is exempted from Rule 15C-3-3 of the SEC under paragraph k(2)(i) of that Rule.